2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: American Express Company (AXP)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

American Express Company (AXP)
Vote Yes: Item # 5– Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Annual Meeting: May 4, 2021

CONTACT: Meredith Benton, Benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that American Express Company (American Express) publish annually a report assessing the Company's diversity and inclusion efforts, at reasonable expense and excluding proprietary information. At a minimum the report should include:

•	the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs,
•	the Board’s assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

Supporting Statement: Investors seek quantitative, comparable data to understand the effectiveness of the company’s diversity, equity, and inclusion programs.

SUMMARY

The resolution requests that American Express publish an annual report assessing the Company’s diversity, equity, and inclusion (DEI) efforts including the process that the Board follows for assessing the effectiveness of its diversity and inclusion programs as well as its assessment of program effectiveness as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of American Express’ DEI programs. It cites concerns that the Company’s extensive statements related to diversity and inclusion may be considered “corporate puffery” by stakeholders if the company does not provide meaningful reporting on its workplace equity practices. The resolution also cites to studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

2021 Proxy Memo American Express| Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

RATIONALE FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.

2.	Corporate Policies that allow harassment and discrimination determine business success.
3.	American Express is risking the trust and confidence of its consumers and employees.

4.	American Express’ DEI reporting significantly lags peers.

5.	American Express’ diversity data is selectively presented and insufficient to address investors’ concerns.

DISCUSSION

1)	Companies benefit from Diverse and Inclusive Workplaces

Multiple data points indicate that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]
●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five-year stock return that was 5.8 percent higher than the 20 least-diverse companies.[4]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

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1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

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2021 Proxy Memo American Express| Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. American Express’ lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

2)	Corporate Policies that Allow Harassment and Discrimination Undermine Business Success

Identified benefits of diverse and inclusive teams include access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

3)	American Express is Risking the Trust and Confidence of its Consumers and Employees

American Express has made extensive admirable statements about its commitment to diversity. In addition to hosting “women’s conferences” the company has announced a remarkable $1 billion action plan intended to advance diversity, equity, and inclusion. This significant sum of capital will be allocated toward achieving pay equity; enhancing representation of underrepresented Black/African American, Latinx, and female employees; increasing spending with diverse suppliers; expanding access to capital to Black-owned businesses; developing more inclusive marketing and financial education programs; providing grants to nonprofit organizations led by people of color; offering leadership training; and facilitating charitable giving.

In announcing its $1 billion commitment, the company stated, “[t]o ensure more balanced representation at all levels of the company, American Express has a comprehensive strategy that encompasses recruitment, hiring and promotion practices to attract, develop and retain underrepresented colleagues.” The identification of these metrics as essential to its comprehensive strategy indicates that American Express recognizes the utility and importance of this data set.

Unfortunately, investors have not been provided this data from the company. Should consumers, employees and others determine that the Company has sought to build its brand by representing itself as an ally to justice movements, termed performative allyship or “wokewashing,” without integrating best practices into its own operations, may erode trust with key consumer demographics and employees.

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6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

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2021 Proxy Memo American Express| Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

4)	American Express’ DEI Reporting Significantly Lags Peers

American Express lags its peers in the disclosure and transparency it provides to investors. As of March 25, 2021, American Express has not released its consolidated EEO-1 form. Seventy-one of the S&P 100 release, or have committed to release, their consolidated EEO-1 forms, the best-practice standard for workforce composition disclosure. Among those companies that American Express has identified in its proxy statement as within its executive compensation peer group, 75% currently release this document. This places, American Express in the bottom quartile relative to its peers for its workplace equity data disclosure.

The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs. The inclusion factors – the hiring, retention and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the lived experience of American Express’ employees. This data is needed for investors to assess if a company is masking a toxic workplace culture and poor retention with high recruitment, for example.

Below are examples of inclusion factor data that American Express’ peers are disclosing, or have committed to disclose, as of March 25, 2021:

-	Thirty-one percent of the S&P 100 release their recruitment rates of female employees.
-	Eighteen percent of the S&P 100 release their retention rates of female employees.
-	Eighteen percent of the S&P 100 release their promotion rate of female employees.
-	Twenty-five percent of the S&P 100 release at least one recruitment statistic related to race or ethnicity.
-	Eighteen percent of the S&P 100 release at least one retention statistic related to race or ethnicity.
-	Within the peer groups that American Express identifies in its proxy statement, the following companies release more inclusion factor data than American Express: Bank of New York Mellon, BlackRock, Citigroup, JPMorgan Chase, Mastercard, Morgan Stanley, PepsiCo, State Street, Truist Financial, and Wells Fargo.

5)	American Express’ Diversity Data is Selectively Presented and Insufficient to Address Investors’ Concerns

American Express current makes extensive statements regarding its diversity, equity and inclusion commitments, but is selective in the limited data it shares on the outcomes of these programs. The company does not provide data that shows the effectiveness of the programs it has advertised.

American Express, to be credible with investors and other external stakeholders, needs to show that its statements are not puffery by allowing external parties to review the data which indicates the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees.

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2021 Proxy Memo American Express| Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

NOTES ON AMERICAN EXPRESS’ BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement in opposition to the resolution, the Board writes:
“…we have a long history of advocating for diversity and inclusion in all areas of our business and remain committed to fostering a diverse, equitable and inclusive workplace for colleagues of all backgrounds.” It also states, “We have had a longstanding commitment to the advancement and retention of our diverse workforce.”

Proponent’s response:
In order to build external confidence in this statement, American Express has been asked to publish the metrics it uses to assess the effectiveness of its programs.

In its statement in opposition to the resolution, the Board writes:

“As a company, we want to be a leader in inclusivity where all colleagues feel they belong and can thrive.” The company has also said that it has “analyzed external hiring, internal promotions and retention – to develop actionable diversity and inclusion goals for 2020-2022” as well as that it is “committed to recruiting diverse candidates and developing and advancing underrepresented groups from executive recruitment to campus hires.” American Express also states, “[t]o support the integration of this strategy into our business, the ESG Steering Committee collaborates with the Office of Enterprise Inclusion, Diversity and Business Engagement and the Colleague Experience Group to help drive the development of our new goals and metrics focused on diversity and inclusion with respect to external hiring, internal promotions, retention and representation.”

Proponent’s response:
American Express has not committed to meaningful DEI disclosure or to adopting best practices in transparency. Rather it commits to “continue to evolve our ESG report to provide information we believe will be useful in assessing our DEI programs.” It has told investors that “external hiring, internal promotions and retention“ is the key criteria it uses to analyze success, but it lags its peers in sharing this data set. In its Statement of Opposition, American Express does not present a rationale for its continued lack of disclosure of this data set.

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking an annual report assessing the Company's diversity and inclusion efforts.

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at American Express. The resistance to providing investors with supporting metrics given the extensive narrative discussion from the company is concerning.

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2021 Proxy Memo American Express| Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

For questions regarding Proposal 3 at American Express, please contact Meredith Benton, As You Sow Workplace Equity Program Manager and Principal at Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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